MAR 01 2011

11018466

TATES
ANGE COMMISSION
D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingsbury Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rotary Center, 1560 Sherman Ave., Suite 803
(No. and Street)

Evanston	Illinois	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Vellon — (312) 380-5302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210	Lincolnshire	Illinois	60069
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Vellon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingsbury Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
MISSY KOTCHEY
Notary Public - State of Illinois
My Commission Expires May 20, 2014

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Members of
Kingsbury Capital, LLC
Evanston, Illinois

We have audited the accompanying statement of financial condition of Kingsbury Capital, LLC (an Illinois limited liability company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbury Capital LLC at December 31, 2010 and the results of its operations, changes in members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 14 through 20, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Patke & Associates, Ltd.

February 28, 2011
Lincolnshire, Illinois

KINGSBURY CAPITAL, LLC

(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets		
Cash	$	12,529
Marketable securities		37,603
Property and equipment, net of accumulated depreciation		13,446
Other assets		7,578
Total assets	$	71,156
Liabilities and Members' Equity		
Liabilities		
Deferred rent	$	12,000
Total liabilities		12,000
Members' Equity		
Members' equity		67,863
Accumulated other comprehensive (loss)		(8,707)
Total members' equity		59,156
Total liabilities and members' equity	$	71,156

The accompanying notes are an integral part of these financial statements.

KINGSBURY CAPITAL, LLC

(An Illinois Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Revenue		
Commissions and fees	$	97,160
Net realized gain from marketable securities		756
Total revenue		97,916
Expenses		
Communications		12,018
Occupancy and equipment		8,872
Regulatory fees and expenses		11,189
Commissions expense		93,415
Professional fees		5,732
Other expenses		20,646
Total expenses		151,872
Net (loss)	$	(53,956)

The accompanying notes are an integral part of these financial statements.

KINGSBURY CAPITAL, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Members' Equity	Accumulated Other Comprehensive (Loss)	Total Members' Equity
Balance at beginning of year	$ 57,891	$ -	$ 57,891
Member contributions	66,928		66,928
Member distributions	(3,000)		(3,000)
Comprehensive income			
Net (loss)	(53,956)		(53,956)
Net unrealized (loss) from marketable securities		(8,707)	(8,707)
Balance at end of year	$ 67,863	$ (8,707)	$ 59,156

The accompanying notes are an integral part of these financial statements.

KINGSBURY CAPITAL, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Operating Activities		
Net (loss)	$	(53,956)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation expense		1,904
Amortization of deferred rent		(1,500)
Net realized (gain) from marketable securities		(756)
Changes in operating assets and liabilities:		
(Increase) in other assets		(5,431)
(Decrease) in accounts payable and accrued expenses		(715)
Net cash (used in) operating activities		(60,454)
Investing Activities		
Proceeds from sale of marketable securities		21,377
Net cash provided by investing activities		21,377
Financing Activities		
Members distributions		(3,000)
Net cash (used in) financing activities		(3,000)
Net (decrease) in cash		(42,077)
Cash at the beginning of the year		54,606
Cash at the end of the year	$	12,529
Supplemental Disclosures:		
Noncash Investing Activity		
Leasehold improvements paid by landlord	$	13,500
Noncash Financing Activity		
Members contribution of marketable securities at fair value	$	66,928

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

Kingsbury Capital, LLC (the "Company"), an Illinois limited liability company, was organized on July 5, 2007. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts business primarily with retail customers and transacts business solely in private placements. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

For financial statement purposes, property and equipment is depreciated on a straight-line basis over the estimated useful life.

MARKETABLE SECURITIES

The Company classifies its investments in marketable securities as available-for-sale. As of December 31, 2010, the Company held $37,603 in securities that are classified as marketable securities within the Statement of Financial Condition. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized gains and losses are reported on the Statement of Changes in Members' Equity as a component of accumulated other comprehensive income (loss).

REVENUE RECOGNITION

The Company's primary source of revenue are fees derived from introducing investors to subscribe to various private placements of securities, which are carried in the investor's name/title. Placement fee revenues are recognized either upon receipt of the fees or when the investor's fully-funded subscription is accepted by the issuer.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

STATEMENT OF CASH FLOWS

For the purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

INCOME TAXES

The Company is organized in the State of Illinois as a limited liability company and is treated as a partnership for U.S. federal income tax purposes. Accordingly, no provision for regular income taxes has been made in these financial statements because each member is individually responsible for reporting income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the members their pro-rata allocable shares of the Company's income and expense items.

Management has continued to evaluate the application of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The Company files federal and state tax returns. The 2007 through 2010 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

FAIR VALUE MEASUREMENTS AND DISCLOSURES

ASC 820, "Fair Value Measurements and Disclosures", provides guidance for determining fair value and requires increased disclosure regarding the inputs to valuation techniques used to measure fair value. ASC 820 clarifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 3 inputs are unobservable inputs for an asset or liability, including the Company's own assumptions used in determining the fair value of investments. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. As of and for the year ended December 31, 2010, the Company did not have any Level 3 assets or liabilities.

Securities with a fair value of $86,143 were transferred from Level 2 to Level 1 during the year ended December 31, 2010. The Company owns securities which were originally restricted when contributed by the members due to a required holding period. A discount on the fair value at the date of the transfer was calculated for the securities to account for the restriction period. The securities were transferred to Level 1 once the holding period expired.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06") for improving disclosure about fair value measurements. ASU 2010-06 adds new disclosure requirements about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). It also clarifies existing disclosure requirements relating to the levels of disaggregation for fair value measurement and inputs and valuation techniques used to measure fair value. As of January 1, 2010, the Company adopted the provisions of ASU 2010-06 except for disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company's financial statements.

The following table sets forth by level within the fair value hierarchy the Company's investments accounted for at fair value on a recurring basis as of December 31, 2010.

Description	Level 1	Level 2	Level 3	Total
Marketable securities	$ 37,603	$ -	$ -	$ 37,603
Total	$ 37,603	$ -	$ -	$ 37,603

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2010, the Company had a net capital requirement of $5,000, a net capital of $12,529 and $7,529 net capital in excess of the minimum net capital requirements.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful life of the related asset. Useful life of property and equipment is as follows:

Leasehold improvements	Term of lease
Office equipment	5 years

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The details of the cost of property and equipment and accumulated depreciation are as follows:

Leasehold improvements	$	13,500
Office equipment		2,018
Total property and equipment		15,518
Accumulated depreciation		(2,072)
Net property and equipment	$	13,446

Depreciation expense was $1,904 for year ended December 31, 2010.

COMMITMENT

The Company had a non-cancelable operating lease for office space that expired in May 2010. The Company entered into a new lease for office space during the year, which expires August 31, 2015. The Company entered into the lease agreement with a related party, who will be responsible for half of the rent payments. Details of the future minimum rental payments due under the lease should the related party terminate and minimum reduced rental payments due under the lease with the related party continuing its payments are as follows:

	Maximum Potential Liability	Reduced Liability
2011	21,797	10,898
2012	22,134	11,067
2013	22,472	11,236
2014	22,809	11,405
2015	15,384	7,692
	$ 104,596	$ 52,298

Rent expense was $6,000 for the year ended December 31, 2010.

SUBSEQUENT EVENTS

Management evaluated subsequent events through February 28, 2011, the date the financial statements were available to be issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 2/14/11 3:38 PM
Status: Amendment - Submitted

BROKER OR DEALER

KINGSBURY CAPITAL, LLC

as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	58,953	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				58,953	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	58,953	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 46,424	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	46,424)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	12,529	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	12,529	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 2/14/11 3:38 PM
Status: Amendment - Submitted

BROKER OR DEALER

KINGSBURY CAPITAL, LLC as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	7,529	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	6,529	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	0	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2010, the Company operated on a fully disclosed basis and did not hold customer funds or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2010, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

KINGSBURY CAPITAL LLC

(An Illinois Limited Liability Company)

REQUIREMENTS UNDER RULE 15c3-3
YEAR ENDED DECEMBER 31, 2010

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report. The following reconciliation is presented:

	Preliminary Net Capital	Audit Adjustments	Final Net Capital
Computation of Net Capital			
Total ownership equity qualified or net capital	$ 58,953	$ 203	$ 59,156
Liabilities subordinated to claims of general creditors allowable in computation in net capital	-	-	-
Less: Total non-allowable assets from Statement of Financial Condition	(46,424)	(203)	(46,627)
Net capital before haircuts on securities positions	12,529	-	12,529
Less: Haircut on other securities	-	-	-
Net capital	$ 12,529	$ -	$ 12,529
Non-allowable asset detail:			
Marketable securities	$ 37,400	$ 203	$ 37,603
Land and property and equipment (net of accumulated depreciation)	1,446	-	1,446
Other assets	7,578	-	7,578
Total non-allowable assets from Statement of Financial Condition	$ 46,424	$ 203	$ 46,627
Computation of Basic Net Capital Requirement			
Minimum net capital required (6 2/3% of A.I.)	$ -	$ -	$ -
Minimum dollar net capital requirement of reporting broker or dealer	5,000		5,000
Net capital requirement	5,000	-	5,000
Excess net capital	7,529	-	7,529
Net capital less greater of 10% of A.I. or 120% of minimum net capital	6,529	-	6,529

KINGSBURY CAPITAL LLC

(An Illinois Limited Liability Company)

REQUIREMENTS UNDER RULE 15c3-3
YEAR ENDED DECEMBER 31, 2010

Audit adjustments detail:

Audit adjustment #1		
Marketable securities	12,872	
Members' equity - contributions		12,872
Audit adjustment #2		
Realized loss on marketable securities	3,995	
Marketable securities		3,995
Audit adjustment #3		
Marketable securities	32	
Bank service charge		32
Audit adjustment #4		
Unrealized gain/loss on marketable securities - comprehensive income	8,707	
Marketable securities		8,707
Audit adjustment #5		
Leasehold improvements	13,500	
Deferred rent liability	1,500	
Depreciation expense	1,500	
Deferred rent liability		13,500
Rent expense		1,500
Accumulated depreciation		1,500

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Members of
Kingsbury Capital, LLC

In planning and performing our audit of the financial statements of Kingsbury Capital, LLC ("the Company") as of and for the year ended December 31, 2010, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathke & Associates, Ltd.

February 28, 2011
Lincolnshire, Illinois

KINGSBURY CAPITAL, LLC

(An Illinois Limited Liability Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2010

CONTENTS